UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 16, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X

Enclosure: Press release      ANGLOGOLD ASHANTI LIMITED ACQUIRES 50% OF MOTO
                                          GOLDMINES PURSUANT TO A BACK TO BACK AGREEMENT
                                          WITH RANDGOLD RESOURCES LIMITED

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
15 October 2009
ANGLOGOLD ASHANTI LIMITED ACQUIRES 50% OF MOTO GOLDMINES PURSUANT TO
A BACK TO BACK AGREEMENT WITH RANDGOLD RESOURCES LIMITED
Further to its announcement of 5 August 2009, AngloGold Ashanti Limited is pleased to announce that the plan of arrangement proposed to effect the business combination between
Moto Goldmines and Randgold has today become effective and that Randgold and AngloGold
Ashanti now jointly control Moto.

In connection with the acquisition of this 50% Joint Venture interest in Moto, AngloGold
Ashanti has fully funded the payment to former Moto shareholders under the cash election of approximately US$76.9 million and has paid approximately US$171 million to Randgold. The remaining existing liabilities of Moto will be settled in due course through the Moto Joint
Venture with Randgold.

Shareholders are referred to separate announcements made by Moto and Randgold today which describe the above arrangements in greater detail.

Financial Advisors to AngloGold Ashanti
CIBC

Legal Advisors to AngloGold Ashanti
Fasken Martineau DuMoulin LLP
Shearman & Sterling LLP
JSE Sponsor
UBS

ENDS

Contacts
Tel:
Mobile:
E-mail:
Alan Fine (Media)
+27 (0) 11 637 6383
+ 27 (0) 83 325 0757
afine@AngloGoldAshanti.com
Joanne Jones (Media)
+27 (0) 11 637 6813
+27 (0) 82 896 0306
Sicelo Ntuli (Investors)
+27 (0) 11 637-6339
+27 (0) 71 608 0991
sntuli@anglogoldashanti.com
Stewart Bailey (Investors)                         +1 212 836 4303
+1 646 338 4337
sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward -looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti beli eves that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward -looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environme nt and other government actions, fluctuations in gold prices and exchange rates, a nd business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareh olders on 27
March 2009 and the company’s annual report on Form 20 -F, filed with the Securities and Exchange Commission in the United States on
May 5, 2009  as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.
All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: October 16, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary